FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of October 1, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc

(LSE: SIG and Nasdaq NMS: SIGY)

1 October 2004

Signet APPOINTS NON-EXECUTIVE DIRECTOR

Signet Group plc ("Signet") confirmed today that Robert Walker would be joining Signet as a non-executive director on 1 November 2004. This appointment was originally announced on 4 August 2004.

Enquiries:

Timothy Jackson, Investor Relations Director, Signet Group plc +44 (0) 20 7399 9520

Mike Smith, Brunswick +44 (0) 20 7404 5959

Signet, the world’s largest speciality jewellery retailer operated 1,725 stores at31 July 2004. These include 1,126 stores in the US, where the Group trades as "Kay Jewelers", "Jared – The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 599 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis".

Further information on Signet is available at www.signetgroupplc.com

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   October 1, 2004